# HEADFARM, LLC
## BALANCE SHEET
### As of December 31, 2023

| ASSETS | | December 31, 2023 |
|---|---|---:|
| **Current Assets** | | |
| Cash and equivalents | $ | 36 |
| **Total Current Assets** | | 36 |
| | | |
| **Non-Current Assets** | | |
| | | - |
| **Total Non-Current Assets** | | - |
| | | |
| **TOTAL ASSETS** | $ | 36 |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Current Liabilities** | | |
| Interest payable | $ | 533 |
| Account payable | | 100 |
| **Total Current Liabilities** | | 633 |
| | | |
| **Non-Current Liabilities** | | |
| Convertible note | | 20,000 |
| **Total Non-Current Liabilities** | | 20,000 |
| | | |
| **Members' Equity** | | |
| Paid in capital | | 1,170,000 |
| Accumulated deficit | | (1,190,597) |
| Total Members' Equity | | (1,190,597) |
| | | |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | (1,169,964) |